SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 2-98277C

NOTIFICATION OF LATE FILING

(Check One):      X  Form 10-K    __ Form 11-K    __ Form 20-F        Form 10-Q
__ Form N-SAR
For Period Ended:	December 31, 1999

__ Transition Report on Form 10-K	__ Transition Report on Form 10-Q
__ Transition Report on Form 20-F	__ Transition Report on Form N-SAR
__ Transition Report on Form 11-K

For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to
which the notification relates:	Items 6, 7, 7A and 8

PART I
REGISTRANT INFORMATION

Full name of registrant	The Colonel's International, Inc.
Former name if applicable

Address of principal executive office (Street and number)
5550 Occidental Highway
City, state and zip code	Tecumseh, Michigan 49286

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant was unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 because (1) the Registrant has not yet completed its financial statements for the year ended December 31, 1999; (2) consequently, the independent auditors of the Registrant, Deloitte & Touche LLP, Ann Arbor, Michigan, have not yet issued their opinion on such financial statements; and (3) the Registrant is in the process of completing certain other portions of the Form 10-K (Items 6, 7, and 7A) that are substantially dependent on the financial statements. One of the primary reasons why the financial statements have not yet been completed is that the Registrant is awaiting further information from the Internal Revenue Service concerning certain tax matters. Resolution of these matters will affect various portions of the financial statements. Consequently, the Registrant was unable to complete Items 6, 7, 7A and 8 of the Form 10-K within the required deadline without unreasonable effort or expense. The Registrant did file a Form 10-K within the required deadline that contained Items 1, 2, 3, 4, 5, 9 and 14. Items 10, 11, 12 and 13 will be incorporated by reference to the Registrant's definitive Proxy Statement for its 2000 Annual Meeting of Shareholders or by further amendment to the Registrant's Form 10-K for the year ended December 31, 1999 on or before April 29, 2000.

          The statement of Deloitte & Touche LLP concerning the reasons why the audit has not been completed is attached as Appendix A to this Form 12b-25.

PART IV
OTHER INFORMATION

          (1)  Name and telephone number of person to contact in regard to this notification

Gregory Strzynski	517	423-4800
(Name)	(Area Code)	(Telephone Number)

          (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

X Yes No

     (3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Effective December 17, 1998, the Registrant sold the assets of its subsidiary The Colonel's, Inc. Accordingly, the Registrant's results of operations for the year ended December 31, 1999 will not include such discontinued operations, which generated approximately $26,735,000 in sales, $1,818,000 in net income, and a gain on sale of assets of $11,676,000, net of tax, during 1998. The continuing operations of the Registrant generated approximately $29,932,000 in sales and a $2,488,000 net loss during 1998. Discussion of anticipated changes from 1998 cannot be provided at this time due to the reasons set forth in Part III of this Form 12b-25.

The Colonel's International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2000	By /s/Gregory Strzynski
Gregory Strzynski
Chief Financial Oficer

Appendix A

DELOITTE &
          TOUCHE LLP

6th Floor	Telephone:	(734) 769-6200
101 North Main Street		Facsimile: (734)
769-2612 or
Ann Arbor, Michigan 48104-1411		(734) 769-2178

March 31, 2000

Mr. Gregory Strzynski
The Colonel's International, Inc.
5550 Occidental Highway
Tecumseh, Michigan 49286

Dear Mr. Strzynski:

This statement is necessary pursuant to Regulation 12B of the Securities Exchange Act of 1934 as an exhibit to Form 12B-25 for The Colonel's International, Inc. (the "Company"). As of the date of this letter, Deloitte & Touche LLP has not formally issued our Independent Auditor's Report on the consolidated financial statements of the Company as the Company is working to provide Deloitte & Touch LLP with the information required for the Firm to be in a position to complete our audit and issue our report.

Deloitte & Touche LLP consents to the use of this statement as an exhibit to the Form 12B-25.

Yours truly,

/s/ Deloitte & Touche LLP

_________________
Deloitte Touche
Tohmatsu
International